April 30, 2009
Mr. Craig Ruckman
Office of Insurance Products
Securities and Exchange Commission
100 F Street NE
Mail Stop 4644
Washington DC 20549-4644

Re:	Western Reserve Life Assurance Co. of Ohio
WRL Series Life Account
WRL Associate Freedom Elite Builder
1933 Act File No. 333-157211/1940 Act File No. 811-4420
Initial Registration Statement on Form N-6 filed on February 10, 2009
Dear Mr. Ruckman:
     This letter is in response to the April 8, 2009 letter to me from Craig Ruckman regarding the above-referenced initial registration statement filing. For your convenience, I have restated each of your comments, and followed each comment with our response. Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 was filed with the Securities and Exchange Commission on April 30, 2009.
COMMENT:
1. General
a.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out associated guarantees with the policy.
Response:
     The company is primarily responsible for any associated guarantees with the Policy.
COMMENT:
b.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.
Response:
     The product that appears on the front cover of the filed prospectus will continue to be the same as the EDGAR classification.
COMMENT:
c.	Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

Mr. Craig Ruckman
Securities and Exchange Commission

April 30, 2009
Response:
     If the Company determines that it qualifies for and intends to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, then the Company will include a statement to that effect in the prospectus.
d.	Please confirm supplementally that the insurance company is neither accepting applications nor issuing policies in the period between January 1, 2009 and May 1, 2009.
Response:
The Company is neither accepting applications nor issuing Policies for the period between January 1, 2009 and May 1, 2009.
2. Fee Tables (pp. 1-15)
COMMENT:
a.	Living Benefit Rider (p. 3): Understanding the amount of the “Discount Factor” requires cross referencing to two different footnotes. Please revise the table to disclose the cost in the table without reference to footnotes.
Response:
The reference to the second footnote has been deleted and additional disclosure has been added; please see pages 3 and 20. –
COMMENT:
b.	Footnote 1 refers to “current” assessments for “additional charges.” These assessments must be disclosed in the fee table, both for current and guaranteed amounts.
Response:
The fees have been added to the table and the footnote has bee revised; please see 2.b on pages 3 and 10.
COMMENT:
c.	Cost of Insurance (pg. 4, 11): Footnote 7 and 8 are juxtaposed. Please revise accordingly.
Response:
The footnotes order has been revised to reflect the correct order. Please see pages 4 & 11.
COMMENT:
d.	Cost of Insurance (pg. 4, 11): In footnote 7, please include a cross-reference to the discussion of the net amount at risk on page 34.
Response:
A cross reference has been added. Please see pages 4 & 11.

Mr. Craig Ruckman
Securities and Exchange Commission

April 30, 2009
COMMENT:
e.	Cost of Insurance (pg. 5): Footnote 11 appears under the Guaranteed Charge and the Current Charge of the representative insured. Please confirm that footnote 11 is the intended footnote.
Response:
The footnote reference has been changed. Please see page 5.
COMMENT:
f.	Optional Rider Charges (pg. 5, 12): Footnote 11 notes that “the rider will indicate the maximum guaranteed rider charges applicable to your policy.” Please clarify in this sentence that the maximum guaranteed rider charges indicated in the rider will not exceed the maximum guaranteed rider charges disclosed in the prospectus.
Response:
The footnote reference has been changed. Please see page 5 and 12.
COMMENT:
g.	Accidental Death Benefit Rider (pg. 6, 13): Please confirm that all pertinent characteristics of the representative insured are disclosed.
Response:
The information included in the prospectus includes the pertinent characteristics of the representative insured.
COMMENT:
h.	Disability Waiver rider (pg. 6, 13): The charges are displayed as dependent upon the specified amount; however, the disclosure in the footnotes and on page 37 states that the charge is depended upon the net amount at risk. Please clarify this apparent discrepancy.
Response:
The tables have been revised to reflect the net amount at risk; please see pages 6 & 13.
COMMENT:
i.	Disability Waiver and Income Rider (p. 14): Footnote 19 seems to be associated with the disclosure that appears under footnote 24. Please remove this apparent discrepancy.
Response:
The footnote reference has been changed. Please see page 18.
3. Policy Benefits/Risks Summary (pp. 16-21)
COMMENT:
     The prospectus notes on page 17 that the policy offers 4 bands of specified amount coverage. Please disclose the ranges of those bands and describe any other differences (e.g., underwriting).

Mr. Craig Ruckman
Securities and Exchange Commission

April 30, 2009
Response:
The footnote reference has been changed. Please see page 5.
4. Range of Expenses for the Portfolios (pg. 21)
COMMENT:
     Please move this disclosure to the end of the fee tables so that it appears with the other Item 3 disclosure.
Response:
The section has been moved to page 16.
5. Selection of Underlying Portfolios (pg. 32-33)
COMMENT:
The prospectus notes that failure to note the “full name of a portfolio could “delay” a reallocation request. Please clarify what is the length of the delay being referred and how will an investor know that the request has been delayed. Please make corresponding revisions to the same disclosure on page 45.
Response:
The disclosure was added to alert the policyowner to the fact that portfolios may have similar names and that it is important to state or write the name of the desired subaccount. We have revised the disclosure to only include the alert; the delay disclosure has been deleted because each situation may be different and we can not make a general statement regarding delays. Please see pages 34 and 45.
6. The Policy (pg. 39-42)
COMMENT:
a.	Modifying the Policy (p. 39): The prospectus states that the insurance company may purchase securities from other portfolios for the separate account. Please clarify what is intended by this statement.
Response:
The paragraph has been deleted; please see page 41.
COMMENT:
b.	Modifying the Policy (p. 39): The prospectus states that the insurance company reserves the right to transfer separate account assets to another separate account. Please clarify the impact on contractowners should the insurance company exercise this right.
Response:
The paragraph has been deleted; please see page 41.
7. Premiums (pg. 42-45)

Mr. Craig Ruckman
Securities and Exchange Commission

April 30, 2009
COMMENT:
     Reallocation Account (p. 43): Please revise the discussion of the Reallocation Account to clearly state at the beginning that the account is used for policies issued in those states which require the return of premium when free look is exercised.
Response:
The disclosure has been revised and bolded. Please see page 45.
8. Surrender and Cash Withdrawals (pg. 58-59)
COMMENT:
     The prospectus notes that a cash withdrawal will reduce the death benefit by at least the amount of the cash withdrawal “in most cases.” The prospectus then provides two scenarios where the reduction in the death benefit equals the cash withdrawal. Please disclose those circumstances in which a cash withdrawal may reduce the death benefit by some amount other than the amount of the cash withdrawal, and disclose how this amount other than the amount of the cash withdrawal is determined. Please include an example illustrating how this amount other than the amount of cash withdrawal is calculated.
Response:
The disclosure has been revised; please see pages 58 & 61)
9. Signature Guarantees (p. 59)
COMMENT:
Please include a statement noting that there may be additional costs associated with obtaining a signature guarantee.
Response:
Disclosure regarding a possible fee has bee added; please see page 62.
COMMENT:
10. Policy Lapse and Reinstatement (pg. 61-62)
Please revise the introductory paragraph to describe lapse in a more logical progression. Currently the discussion states the circumstances under which the policy may or may not lapse. Then the prospectus discloses that there is a no lapse period, followed by a discussion of what lapse is and the factors that can cause a lapse. Please introduce this aspect of the contract by first defining it and then discussing its components within the context of the definition. Please also give examples of how charges and values accumulate and are assessed after reinstatement.

Mr. Craig Ruckman
Securities and Exchange Commission

April 30, 2009
Response:
The disclosure has been revised; please see pages 63 – 64 – #10.
11. Settlement Options (pg. 66-67)
Response:
The word “direction” was changed to “election.” Please see page 69.
COMMENT:
a.	Option 1 (pg. 66): Please clarify to whom payments will be made upon the death of the beneficiary.
COMMENT:
b.	Option 2 (p. 66): Please clarify whether the owner or the beneficiary must make a choice among the three scenarios described under Option 2. If the owner or the beneficiary must choose among these scenarios, under the scenario where payment will be made only for the life of the payee please disclose that this may result in only one payment.
Response:
“Based on the life of one payee” was added under the Option 2 header; please see page 69.
COMMENT:
c.	Option 3 (p. 66): Please clarify how the registrant determines whether to pay the co-payee the full amount or two-thirds of the amount paid to the payee.
Response:
The owner selects the payment option; disclosure was added. Please see page 69.
COMMENT:
     d. Option 3 (p. 66): Please clarify the result if the co-payee predeceases the payee. The disclosure appears to suggest that all payments will cease upon the death of the designated survivor.
Response:
Disclosure was added to reflect that the payment is reduced to 2/3 regardless of the order of death of the payee/co-payee. Please see page 69.
COMMENT:
e.	Benefits at Maturity (pg. 66-67): Please delete the word “automatically” from Item 2 since Item 2 is one of two options.
Response:
The word “automatically was deleted; please see page 70.

Mr. Craig Ruckman
Securities and Exchange Commission

April 30, 2009
12. Accidental Death Benefit Rider (p. 69)
COMMENT:
     Please clarify the intended meaning of the term “violent”; including examples of what is considered to be violent.
Response:
A description of violent has been added. Please see page 72.
13. Powers of Attorney
COMMENT:
Please include new Powers of Attorney that specifically describe the registration statement by contract name or ’33 Act file number per Rule 485(b).
Response:
New POA’s were included in Pre-Eff #1 filed on April 30, 2009.
14. Financial Condition of the Company
COMMENT:
The Staff requested disclosure in the prospectus noting the financial condition of the general account.
Response:
Disclosure has been added to the prospectus. Please see pages 22 & 23.
15. Completed Fee Tables
COMMENT:
The Staff requested that all fee tables be complete.
Response:
The fee tables have been completed.
16.. Tandy Representation:
Response:
     Western Reserve Life Assurance Co. of Ohio (the “Company”) acknowledges the following with respect to the above-referenced filing:
•	Commission staff comments, or changes to the disclosure in the filing in response to comments made by the Commission staff in its review of the filing, do not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission, or the Commission staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on its own behalf or on behalf of the separate account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company, on its own behalf or on behalf of the separate account, may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Craig Ruckman
Securities and Exchange Commission

April 30, 2009
Please do not hesitate to contact the undersigned at (727) 299-1830 or Gayle A. Morden at (727) 299-1747 if you have any questions.
Sincerely,
/s/ Arthur D. Woods
Arthur D. Woods
Vice President and Senior Counsel